Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2017	2016
Earnings:
Income before income taxes	$2,882	$2,496
Add:
Interest and other fixed charges, excluding capitalized interest	508	494
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	96
Distributed income of investees accounted for under the equity method	5	4
Amortization of capitalized interest	2	2
Less:
Equity in earnings of investments accounted for under the equity method	15	4
Total earnings available for fixed charges	$3,477	$3,088
Fixed charges:
Interest and fixed charges	$520	$507
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	96
Total fixed charges	$615	$603
Ratio of earnings to fixed charges	5.65x	5.12x

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